SECURITIES AND EXCHANGE COMMISSION
RECEIVED

FEB 2 2 2011

DIVISION OF MARKET REGULATION

SECURI ON

11021321

ANNUAL AUDITED REPORT
FORM X-17A-5 /17
PART III

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SEC FILE NUMBER
8- 51472

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1\1\10___ AND ENDING ___12\31\10___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Essex Securities LLC

OFFICIAL USE ONLY	
FIRM I.D. NO.	

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

_____
(No. and Street)

_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harvey E Karll CPA
_____
(Name – if individual, state last, first, middle name)

_____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, _____ Dave Paulson _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____ Eagle One Investments, LLC _____ , as
of _____ December 31 _____ , 20 10 ___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President CEO
_____
Title

_____
Notary Public

```
LORI SCHMIDT
Notary Public
State of North Dakota
My Commission Expires June 26, 2015
```

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Essex Securities, LLC

Supplemental SIPC Report

December 31, 2010



Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512   Fax (978) 462-2043

RECEIVED

211

Partners
Essex Securities, LLC

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange
Commission, we have performed the following procedures with respect to
the accompanying schedule (Form SIPC-7) of Securities Investor Protection
Corporation assessments and payments of Essex Securities, LLC
for the fiscal year ended December 31, 2010. Our procedures were
performed solely to assist you in complying with Rule 17a-5(e)(4) and our
report is not to be used for any other purpose. The procedures we
performed are as follows:

1) Compared listed assessment payments with respective cash disbursement
   records entries;

2) Compared amounts included with the amounts reported on the audited
   Form X-17A-5 for the period January 1, 2010 to December 31, 2010 with
   the amounts reported in the General Assessment Reconciliation (Form
   SIPC-7);

3) Compared any adjustments reported in Form SIPC-7 with supporting
   schedules and working papers;

4) Proved the arithmetical accuracy of the calculations reflected in Form
   SIPC-7 and in the related schedules and working papers supporting
   adjustments; and

5) Compared the amount of any overpayment applied with the Form SIPC-7
   on which it was computed.

Because the above procedures do not constitute an audit made in
accordance with generally accepted auditing standards, we do not express
an opinion on the schedule referred to above. In connection with the
procedures referred to above, nothing came to our attention that caused
us to believe that the amounts shown on Form SIPC-7 were not determined
in accordance with applicable instructions and forms. This report
relates only to the schedule referred to above and does not extend to any
financial statements of Essex Securities, LLC taken as a whole.

Harvey E. Karll CPA, P.C.

Harvey E. Karll CPA, P.C.
February 3, 2011

SIPC-7T   SECURITIES INVESTOR PROTECTION CORPORATION
      805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
                      202-371 - 8300
            Transitional Assessment Reconciliation
(Read carefully the instructions in your Working Copy before completing this Form)

        TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in
   which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

   051472 FINRA DEC 10   Note: If any of the information shown on the
                                          mailing label requires correction, please e-mail
   ESSEX SECURITIES LLC   any corrections to form@sipc.org and so indicate
                                          On the form filed.
   168 CENTRE STREET
                                          Name and telephone number of person to contact
   DANVERS, MA 01923   respecting this form. Barry Marsolais 800-377-7964

2.A. General Assessment [item 2e from page 2 (not less than $150 minimum) $ _____613

   B. Less payment made with SIPC-6 filed (exclude interest)   (_____290)
         Date Paid   Amount

      July 29, 2010 $_____290

   C. Less prior year overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   _____323

   E. Interest computed on late payment (see instruction E)
        for _____ days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $(_____323)

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $_____323

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration
   number):

The SIPC member submitting this form and
the person by whom it is executed represent
thereby that all information contained herein   Essex Securities, LLC
is true, correct and complete.   (Name of Corporation, Partnership or other organization)

                                                 _____
                                                 (Authorized Signature)

Dated the_3rd_ day of_February_, 20_11_.   President/CCO
                                                 (Title)
This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the
Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily
accessible place.

Dates: _____ _____ _____
        Postmarked   Received   Reviewed
Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2010
and ending December 31, 20 10
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 963,915

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   _____

(2) Net loss from principal transactions in securities in trading accounts.   _____

(3) Net loss from principal transactions in commodities in trading accounts.   _____

(4) Interest and dividend expense deducted in determining item 2a,   _____

(5) Net loss from management of or participation in the underwriting or distribution of securities.   _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   _____

(7) Net loss from securities in investment accounts.   _____

         Total additions   963,915

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   717,562

(2) Revenues from commodity transactions.   _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   956

(4) Reimbursements for postage in connection with proxy solicitation.   _____

(5) Net gain from securities in investment accounts.   _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   _____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

         _____   _____

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest $_____
and dividend income.

     (ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

         Enter the greater of line (i) or (ii)   _____

         Total deductions   718,518

2d. SIPC Net Operating Revenues $ 245,397

2e. General Assessment @ .0025 $ 613